Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of April 30, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$28.8 million
Total Firm Assets:	$ 5.0 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of April, the Fund returned -0.95% for the month, -0.10% YTD, and 4.78% annualized since inception.

PERFORMANCE

as of Month-End: April 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.87%	-0.10%	-2.44%	1.21%	0.74%	4.78%
Barclays Aggregate Bond Index	2.02%	3.43%	2.75%	2.29%	3.60%	4.69%
S&P 500 Index	7.05%	1.74%	1.21%	11.26%	11.02%	7.48%

as of Quarter-End: March 31, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.86%	0.86%	-1.41%	1.62%	1.11%	4.90%
Barclays Aggregate Bond Index	3.04%	3.04%	1.99%	2.50%	3.79%	4.69%
S&P 500 Index	1.35%	1.35%	1.78%	11.82%	11.58%	7.49%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%.   After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%	0.29%	1.54%	-0.95%									-0.10%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.69%	1.02	0.19	0.34	-7.22%	4
Barclays Aggregate Bond Index	3.16%	1.46	0.00	0.00	-3.82%	2
S&P 500 Index	14.29%	0.58	1.00	1.00	-50.95%	37

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Fund Snapshot as of April 30, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	25.78%
Average position size:	1.49%
Number of long positions[1]:	66
Number of short positions[1]:	29
% Invested:	98.21%
Short positions as a % of net assets:	29.82%

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

Regional Exposure



86.85%
6.35%
4.29%
1.18%
1.03%
0.23%
0.09%
United States
Europe ex-U.K.
United Kingdom
Canada
Australia
Asia ex-Japan
North America offshore

By Deal Terms



39.21%
31.86%
9.69%
9.21%
8.84%
1.19%
Cash & Stock
Cash
Stock and Stub
Undetermined*
Stock with Fixed Exchange Ratio
Stock with Flexible Exchange Ratio (Collar)

Sector Breakdown



30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
25.29%
18.91%
16.15%
11.07%
8.80%
7.67%
3.52%
3.24%
3.23%
2.11%
Consumer Disc.
Information Tech.
Materials
Health Care
Industrials
Financials
Consumer Staples
Energy
Telecom
Utilities

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.



Westchester Capital
FUNDS

2016

Q1 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Investor	MERFX	Market Neutral NE	★★★
	Institutional	MERIX		Out of 109 market neutral funds as of 3/31/2016
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Event-Driven Fund	Institutional	WCEIX	Market Neutral NE	

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC
P.O. Box 701 ▪ Milwaukee ▪ Wisconsin 53201
(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC
100 Summit Lake Drive ▪ Valhalla ▪ New York 10595
(914) 741-5600 ▪ Fax (914) 741-2950

Total Firm AUM:	$5.1 billion
Strategy Assets:	
Merger Arbitrage[1]	$4.4 billion
Multi-Event[2]	$680.4 million

STANDARDIZED PERFORMANCE SUMMARY
As of March 31, 2016

Merger Arbitrage	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Expenses Before Investment Related Expenses[4]	Performance Inception[5]	Fund AUM
The Merger Fund (Investor)	0.98	0.98	-1.24	1.60	2.93	6.29	1.90%	1.77%	1.34%	02/01/1989	$2.9 b
The Merger Fund (Institutional)	1.05	1.05	-0.88	n/a	n/a	1.63	1.57%	1.44%	1.01%	08/01/2013	$1.3 b

Insurance Dedicated Funds	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[6]	Expenses Before Investment Related Expenses[4]	Performance Inception[7]	Fund AUM
The Merger Fund VL	0.86	0.86	-1.41	1.11	4.12	4.90	2.60	1.82	1.40	06/01/2004	$33 m

Multi-Event	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[8]	Expenses Before Investment Related Expenses[4]	Performance Inception	Fund AUM
Event-Driven Fund	0.83	0.83	-3.18	n/a	n/a	1.13	2.27	2.13	1.74	01/02/2014	$107 m

MARKET INDICES	QTD	YTD	1 YR	3 YR	5 YR	10 YR
Morningstar Category Avg: Market Neutral	0.32%	0.32%	0.15%	1.14%	1.10%	1.43%
Barclays Aggregate Bond Index	3.04%	3.04%	1.99%	2.50%	3.79%	4.90%
MSCI World Index	-0.19%	-0.19%	-2.90%	7.41%	7.12%	4.86%
S&P 500 Index	1.35%	1.35%	1.78%	11.82%	11.58%	7.01%
The Wilshire Liquid Alternative ED Index	-0.07%	-0.07%	-4.69%	0.03%	0.98%	1.41%
HFRX Event Driven Index	-1.23%	-1.23%	-9.38%	-1.57%	-0.24%	0.38%
BofA Merrill Lynch 3-Month U.S. Treasury Bill Index	0.07%	0.07%	0.12%	0.07%	0.08%	1.15%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.

[1]Includes USD 55 million in private funds advised by Westchester Capital Management, LLC's affiliated invested advisor; [2] Includes USD 573 million in sub-advised funds. [3]Expense ratios are as of a fund's most recent prospectus. Prospectus dates vary among funds. For The Merger Fund, expense ratios are as of May 2, 2016. The Advisor has contractually agreed to waive a portion of its management fee until April 30, 2017 if its assets exceed certain thresholds, beginning at $1.5 billion. For The Merger Fund VL, expense ratios are as of the April 22, 2016 prospectus. For the Event-Driven Fund, expense ratios are as of the May 2, 2016 prospectus. [4]Investment related expenses include acquired fund fees and expenses, interest expense, borrowing expense and dividend expense on securities sold short. [5]The Inception date of the Merger Fund Investor share class is January 31, 1989 [6]The Merger Fund VL: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 1.40%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time. [7]The Inception date of the Merger Fund VL is May 26, 2004. [8]Event-Driven Fund: The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses of the institutional class of shares to an amount not to exceed 1.74%. The expense limitation is expected to apply until April 30, 2017, except that it may be terminated by the Board of Trustees at any time.

Fellow Shareholders,

In a volatile quarter kicked off in January by one of the worst performing months on record and a concurrent slowdown in merger and acquisition activity, our three Funds all advanced by almost 1%.[1] While the S&P 500 Index posted first-quarter performance of 0.77%, that accomplishment required a bounce-back from an intra-quarter decline of more than 10%. Consistent with our goal, the Funds achieved similar returns with a fraction of the risk, as measured by standard deviation.[2] This illustrates our low correlation with the broader markets, an important element of the investment rationale for merger arbitrage and event driven strategies within a diversified portfolio.

Perspective on the Merger and Acquisitions ("M&A") Cycle

The first six weeks of 2016 shocked investors as well as companies. Deal activity for 1Q16 declined sequentially from 4Q15, but remained comparable to 1Q15. Announced transaction value totaled $23 billion, a 59% sequential decrease and 13% year-over-year increase.[3] Such declines are common, as parties often wait for market stabilization before announcing pending transactions. Additional worthwhile insights from the UBS 1Q16 M&A Report are as follows:

- Deal size distribution in 1Q16 remained skewed to large deals, and was comparable to 2H15; 35% of announced deals in 1Q16 had a value greater than $5 billion;

- Unsolicited proposals which led to deals accounted for 24% of deals and 57% of deal value. Competing bid and overbid rates were all above average for the quarter.

- Deal spreads narrowed to an average of 6.1% annualized in 1Q16 from 8.4% in 4Q15, while median market-implied probability of completion increased to 92% from 91%.

- Contributing to the narrowing of spreads were (i) the heavy supply of riskier transactions in 4Q15, which traded at wider spreads compared to the less controversial deals of 1Q2016, (ii) the completion of several large deals, the proceeds of which flowed into currently pending deals, and (iii) new capital being allocated to the strategy by incremental managers.

STRATEGY UPDATES

<u>Merger Activity</u>

Over the past year, government regulators impacted M&A in a number of ways: deals were heavily scrutinized, and lengthy investigations together with resulting demands for remedies disrupted transaction timetables. For example, last year the Department of Justice ("DOJ") blocked the combination of media giants Comcast Corporation and Time Warner Cable, and the Federal Trade Commission stymied plans to merge food service giants Sysco Corporation and US Foods.[4] More recently, new Treasury regulations thwarted a tie-up between Pfizer Inc. and its Irish pharmaceutical rival Allergan plc. The key regulatory approvals typically require a determination of whether the merger reduces competition, which could lead to less innovation, deteriorating service or product quality, or leads to higher prices for customers.[5] However, the most recent controversy stems from so-called "tax inversion deals" which allow the combined businesses to re-domicile in a foreign country and sidestep higher US corporate tax rates. Media accounts and politicians have narrowly focused on this last point.

---

[1] The Merger Fund advanced by 0.98%, The Merger Fund VL by 0.86% and The WCM Event Driven Fund was up .83% for the quarter ending March 31, 2016.
[2] As of 3/31/2016 the three-year trailing standard deviation for The Merger Fund® was 2.89% and for The Merger Fund VL was 2.79% versus 11.35% for the S&P 500 Index and 11.89% for the MSCI World Index. The Standard Deviation for The WCM Event Driven Fund since it's 1/02/2014 inception was 4.33%
[3] US M&A Review: 1Q16, UBS
[4] Washington Post, As Obama's term winds down, crackdowns on mergers speed up, May 2, 2016
[5] Ibid

Tax inversion transactions are not novel and you may recall that we addressed this topic in our fall 2014 letter as the Treasury initiated its attack against the practice. Some pundits would have investors believe that all transactions with foreign buyers are inversion-related. That is one of the reasons why, earlier this month, we experienced a number of mark-to-market losses in transactions between foreign buyers and domestic targets (after the Allergan/Pfizer deal fell apart). It is important to note that these mark-to-market losses will have been temporary if the transactions, which have not been terminated, are eventually completed. The majority of our cross-border transaction investments, while perhaps having a tax-related component to their rationale, are primarily strategic in nature.   In fact, the most recent round of Treasury Department interpretations had little impact on our portfolio, instead providing us with attractive risk-adjusted opportunities as the markets overreacted to the developments.

Two such examples of misplaced investor nervousness are the $32 billion pharmaceutical merger of Shire PLC and Baxalta Inc., a combination that would create a drug giant specializing in rare diseases; and the $20 billion industrial sector "merger of equals" between Johnson Controls and Tyco International PLC. In both cases, some have misapprehended that the primary benefit of the combination stems from the re-domicile offshore of the one of the merging parties; however, the strategic synergies of the merger are the real impetus, resulting in a more competitive and cost-efficient global enterprise. Moreover, we do not expect the new Treasury rules to affect either of these transactions, and indiscriminate selling created an opportunity to add to some of our favorite ideas at attractive entry points.

While we believe this wave of increased regulatory interference is temporary, the fallout has been narrow. Over the past year, 95% of announced deals were cleared by regulatory authorities without remedies, and, where the agencies did have concerns, they were often willing to accept creative or innovative solutions.[6]

Looking towards the remainder of 2016, corporate and banker confidence remains high, and we expect the uptick in strategic, large-capitalization transactions that began in 2015 to continue.

Portfolio Performance Summary

The Merger Fund bounced back nicely in February and March, more than recouping its January losses, ending the quarter up 0.98%. We held 102 investments throughout the quarter and had no terminated transactions. Reflecting a greater than 2.3:1 ratio of winners to losers, 70 positions posted gains versus 32 with negative marks-to-market. We invested in 13 new situations during the quarter, and as of the end of March we held 72 positions and ended the quarter approximately 88% invested.

Of the 70 investments that made money for the Fund in the first quarter, two positions yielded the largest percentage gains. Yahoo Inc., a transaction we have discussed in multiple investor letters, contributed 0.46% as the company instituted a formal process to monetize the core Yahoo business. This should help unlock the embedded value in its holdings of Alibaba and Yahoo Japan. It appears that there are multiple bidders from both strategic as well as financial buyers.

Our second largest winner for the quarter, and a more exciting transaction was Marriott International's takeover of Starwood Hotels & Resorts Worldwide, a combination to create the world's largest hotel company, which played out as follows:

- In November 2015, Marriott agreed to purchase Starwood, with each share of Starwood stock being exchanged for 0.92 Marriott shares plus $2 in cash.

- On March 18th, Chinese insurance conglomerate Anbang made an unsolicited offer of $78 in cash per share, which Starwood accepted.

- On March 21st, Marriott made a counter-offer which Starwood accepted, wherein each share of Starwood stock was to be exchanged for 0.8 Marriott shares plus $21 in cash.

---

[6] Allen & Overy, M&A Insights, Q1 2016

- On March 28ᵗʰ, Anbang bid again with $82.75 in cash; which allowed Starwood's Board of Directors to begin negotiations, concluding that the new offer was "reasonably likely to lead to a superior proposal."

- And then, several days later, Anbang withdrew their offer due to "various market considerations," putting the revised merger between Marriott and Starwood back on track.

Ultimately, shareholders from both companies approved the transaction in early April and the merger between Marriott and Starwood is expected to close midyear.

While there were no broken deals among The Merger Fund's investments last quarter, negative marks on several positions muted the Fund's performance. One example was DISH Network Corp., which we exited at a loss during the quarter as the company's plan to restructure its vast spectrum holdings became murkier when the federal government spectrum auction (which may last as long as 8 months) began to unfold. Another underperformer was American International Group, Inc., whose shares declined almost 13% during the quarter. AIG came under pressure as quarterly results lagged expectations and activist investors, including Carl Icahn, criticized management for pursuing partial incremental recapitalizations rather than a full breakup of the company. We believe that AIG's prospects are bright, as the company has appointed an Icahn nominee to its Board of Directors, and also announced an IPO of its mortgage insurance business and sale of its Advisor Group to Lightyear Capital and PSP Investments. These asset sales are part of the company's plan to return up to $25 billion to shareholders over two years and to separate "legacy assets" into a new portfolio that will simplify analysis of its financial reporting.

As discussed, merger activity continues to proceed at favorable levels. The Fund added several new positions during the period. In the largest transaction in its 150 year history, the Sherwin-Williams Co agreed to purchase Valspar Corp in deal expected to close early next year. Apollo Global Management LLC announced the acquisition of The ADT Corp by its Security Services business in a $12.3 billion buyout. The recent uptick in cross border transactions also presented attractive opportunities to deploy capital. A few such situations were added to the portfolio this quarter, including Ingram Micro Inc, which is being purchased by Tianjin Tianhai Investment Co; Syngenta AG, whose shares will be acquired by China National Chemical Corp., and Columbia Pipeline Group Inc., which agreed to merge with TransCanada Corp.

SECTOR EXPOSURE



- Consumer Disc.
- Information Tech.
- Materials
- Health Care
- Financials
- Industrials
- Energy
- Telecom
- Consumer Staples
- Utilities

REGIONAL EXPOSURE



- United States
- Europe ex-U.K.
- United Kingdom
- Asia ex-Japan
- Australia
- Canada
- North America Offshore

Type of Buyer	
Strategic	97.00%
Financial	3.00%

By Deal Type	
Friendly	99.63%
Hostile	0.37%

Deal Terms	
Cash & Stock	38.63%
Cash	34.53%
Stock & Stub	12.49%
Stock with Fixed Exchange Ratio	7.80%
Undetermined*	6.51%
Stock with Flexible Exchange Ratio (Collar)	0.04%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Event-Driven Activity

Corporate reorganizations in the form of spin-offs have begun to taper off.   There have been just nine through the end of April, putting the year on pace for 27, down from last year's 40, according to Joe Cornell of The Spin-Off Report.[7] Spinning off assets has historically been a method of "unlocking value" from multi-business companies which trade at "conglomerate discounts," and uncharacteristically, the strategy has been ineffective for the past 18 months. This unusual phenomenon accelerated in early August 2015 when the broad market began to falter, and specific sectors such as energy and chemicals underperformed. Accordingly, we have continued to be selective with investments of this type and have found stronger investment opportunities with merger or acquisition catalysts present.

Portfolio Performance Summary

Strategy	Allocations
Mergers	69.26%
Special Situations	16.13%
Extraordinary Events	7.71%
Non-directional Credit	6.90%
Total	100.00%

Strategy allocations are the direct result of our bottom-up research; our investment decisions are based on the unique characteristics of each opportunity. Every investment must be public and have a defined timeline and expected return. Outside of these factors, the strategy is designed to "go where the events are." We are, therefore, more reactive than proactive when it comes to making specific allocations to macro-factors like strategy, sector and even country.

The WCM Alternative: Event-Driven Fund advanced by 0.83% during the first quarter.   We held 114 investments during the quarter; 81 positions posted positive gains while 33 had negative marks-to-market. We invested in 15 new situations during the quarter, and as of the end of March we held 84 positions and were fully invested.

---

[7] Barrons, SPINOFFS ARE SLOWING, BUT VALUE PLAYS STILL EXIST, May 2, 2016

Although any major dislocation in the financial markets could cause a temporary slowdown in activity, both the quantity and quality of newly announced transactions remain favorable, and we look forward to a potentially rewarding remainder of the year.

OUR COMPANY

WCM manages a total of five SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®			
Investor Share Class (MERFX)	SEC '40-Act Fund	Merger Arbitrage	1989
Institutional Share Class (MERIX)	SEC '40-Act Fund	Merger Arbitrage	2013
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
Dunham Monthly Distribution Fund (DNMDX)	Sub-advised SEC '40-Act Fund	Event-Driven	2008
WCM Alternatives: Event-Driven Fund (WCEIX)	SEC '40-Act Fund	Event-Driven	2014
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter-typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements and shareholder communications via e-mail.

Roy Behren

Mike Shannon

IMPORTANT DISCLOSURES

Before investing in The Merger Fund® and/or WCM Alternatives: Event-Driven Fund, carefully consider the investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. To obtain a prospectus for the Dunham Monthly Distribution Fund, please visit www.dunham.com. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund as of March 31, 2016 were: Time Warner Cable Inc. (5.57%), Starwood Hotels & Resorts Worldwide Inc. (4.81%), Yahoo! Inc. (4.05%), KLA-Tencor Corp. (3.99%), EMC Corporation (3.92%), Airgas, Inc. (3.43%), Ingram Micro Inc. (2.99%), American International Group, Inc. (2.98%), Jarden Corporation (2.83%) Baxalta Incorporated (2.78%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of March 31, 2016 were: Time Warner Cable Inc. (5.70%),Starwood Hotels & Resorts Worldwide Inc. (4.76%), Yahoo! Inc. (4.06%), KLA-Tencor Corp. (3.93%),EMC Corporation (3.91 %), Airgas, Inc. (3.48%), American International Group, Inc. (2.97%), Ingram Micro Inc. (2.94%), Baxalta Incorporated (2.94%), Dow Chemical Company (2.82%). The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives Event-Driven Fund as of March 31, 2016 were: Time Warner Cable Inc. (6.37%), Starwood Hotels & Resorts Worldwide Inc. (5.01%), Yahoo! Inc. (4.34%), EMC Corporation (4.00%), KLA-Tencor Corp. (3.87%),Airgas, Inc. (3.30%),Ingram Micro Inc. (3.26%), Liberty Media Corporation (3.06%), Baxalta Incorporated (2.87%), American International Group, Inc. (2.72%).

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

References to other mutual funds do not construe an offer of those securities. Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of May 16, 2016 and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. This document does not replace portfolio and fund-specific materials.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) As of March 31, 2016, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 109 funds in the last three years, 69 funds in the last five years, and 33 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® received a Morningstar Rating of 3 stars, 3 stars and 3 stars for the three-, five- and ten-year periods, respectively. © 2016 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely.

Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The MSCI World Index** is a free float-adjusted market capitalization index designed to measure the equity market performance of developed economies; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds; **The Morningstar Category: Market Neutral i**s an index comprised of a universe of funds with similar investment objectives. Indices are unavailable for direct investment. **The Wilshire Liquid Alternative Event Driven Index**SM measures the performance of the event driven strategy component of The Wilshire Liquid Alternative IndexSM. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event driven market. **The HFRX Event Driven Index** is comprised of managers with positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **A basis point** (often denoted as bp) is a unit equal to 1/100 of a percentage point and can be summarized as follows: 1% change = 100 basis points and 0.01% = 1 basis point; **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index.

The SEC does not endorse, indemnify, approve nor disapprove of any security.

The Merger Fund® and WCM Alternatives: Event-Driven Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC. The Dunham Monthly Distribution Fund, which is sub-advised by Westchester Capital Management, LLC, is distributed by Dunham and Associates Investment Counsel, which have no affiliation with Quasar Distributors, LLC.